SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               SCHEDULE 13G
                               (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                            (Amendment No. )1



                              PROBEX CORP.
				    (Name of Issuer)

					   Common (See Note 1)
			   (Title of Class of Securities)

                                742670201
                              (CUSIP Number)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  742670201

1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Zesiger Capital Group LLC
         I.R.S. Identification No.: 33-0294243


2. Check the Appropriate Box if a Member of a Group    *(a)[  ]
                                           		  (b)[  ]
                     N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

     New York, New York

Number                        5. Sole Voting Power        5,357,000 (See Note 1)
Of
Shares                        6. Shared Voting Power      N/A
Beneficially
Owned by Each                 7. Sole Dispositive Power   5,357,000 (See Note 1)
Reporting
Person With                   8. Shared Dispositive Power        N/A


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      5,357,000 (See Note 1)


10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

       N/A


11.  Percent of Class Represented by Amount in Row (9)

       17.0%


12.   Type of Reporting Person*

        Investment Adviser (IA)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1 (a).       Name of Issuer

                  Probex Corp.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

              		1467 Lemay, Suite 111
               		Carrollton, TX  75007


Item 2 (a).       Name of Person Filing:

                  	Zesiger Capital Group LLC

Item 2 (b).       Address of Principal Business Office or if None, Residence:

                  	320 Park Avenue, 30th Floor, New York, New York 10022

Item 2 (c).       Citizenship:

                  	New York

Item 2 (d).       Title of Class of Securities:

                  	Common Stock

Item 2 (e).       CUSIP Number:

                  	742670201


Item 3            	If this statement is filed pursuant to Rule  13d-1(b),  or
                  	13d-2(b), check whether the person filing is a(n):

                  	Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

Item 4.  Ownership.
         If the person of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1 (b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount Beneficially Owned

                  5,357,000 (See Note 1)


         (b) Percent of Class

                  17.0%

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote

                           5,357,000 (See Note 1)

                  (ii) shared power to vote or to direct the vote

                           N/A

                  (iii) sole power to dispose or to direct the disposition

                           5,357,000 (See Note 1)

                  (iv) shared power to dispose or to direct the disposition of

                           N/A

         Zesiger Capital Group LLC ("ZCG") hereby disclaims beneficial ownership of all the above securities. Such securities are held in discretionary accounts which ZCG manages.


Item 5	Ownership of Five Percent or Less of a Class.

         	N/A


Item 6 	Ownership of More than Five Percent on Behalf of Another Person

         	Clients for whom ZCG acts as investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by ZCG. No single client account owns more than 5% of the class of securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the
         	Security Being Reported on By the Parent Holding Company

         	N/A



Item 8.	Identification and Classification of Members of the Group

         	N/A


Item 9.  Notice of Dissolution of the Group

         	N/A


Item 10. Certification

         	By  signing  below I  certify  that, to the best of my knowledge
         	and belief, the securities referred to above were acquired in the
         	ordinary course of business and were not acquired for the purpose of
         	and do not have the effect of changing or influencing the control of
         	the issuer of such securities and were not acquired  in  connection
        	with or as a participant in any transaction having such purpose or
         	effect.

Note 1: 	Consists of Senior Secured Convertible Notes of Probex Fluids
		Recovery, Inc., a wholly owned subsidiary of Probex Corp., that are
		convertible into Common Stock of Probex Corp.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                           December 5, 2000
                           Date

                           ZESIGER CAPITAL GROUP LLC

                           By: /s/ Barrie R. Zesiger
                                       Principal - Administration